Mail Stop 3010

January 28, 2010

VIA USMAIL and FAX (415) 584 - 1927

Mr. Howard Mah
Chief Financial Officer
United States Natural Gas Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

      Re: **United States Natural Gas Fund, L.P.**
               Form 10-K for the year ended 12/31/2008
               Filed on 3/2/2009
               File No. 001-33096

Dear Mr. Howard Mah:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Wilson K. Lee at (202) 551–3468 or me at (202) 551-3472 if you have any additional questions.

                      Sincerely,

                      Yolanda Crittendon
                      Staff Accountant